

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 2, 2010

Via Facsimile (973) 624-7070 and U.S. Mail
Michael M. Horn, Esq.
McCarter & English LLP
 Four Gateway Center
100 Mulberry Street
Newark, NJ 07102

> **Re: Pamrapo Bancorp, Inc.**
> **Amendment No. 1 to Proxy Statement on Schedule 14A**
> **Filed January 27, 2010 by William J. Campbell and James P. Dugan**
> **File No. 1-18014**
>
> **Schedule 13D filed by William J. Campbell**
> **Filed January 20, 2010**
> **File No. 5-40552**

Dear Mr. Horn:

We have conducted a limited review of the filings listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

PRRN 14A filed January 27, 2010

General

1.   We note your response to prior comment 3. We do not agree with the analysis
        and conclusion set forth in your response letter. Given that the content of the
        materials published and distributed encouraged shareholders to vote against the
        merger and contact the Altman group in order to obtain a proxy card to change
        their vote, we do not agree that such soliciting activities fit within the exemption
        specified in Exchange Act Rule 14a-2(b)(1). Accordingly, the proxy soliciting
        materials should have been filed on the date of first use as required by Rule 14a-
        12.

2.   The non-exempt solicitation to which we reference in the comment above resulted
        in part from the activities of Mr. Robert Campbell. It would appear that Mr.
        Robert Campbell, as the originator of the blog postings which continued at least
        through January 22, 2010, should be named as a participant in the current
        solicitation. Please revise to identify Mr. Robert Campbell as a participant and
        include all the requisite information called for by Item 5(a) of Schedule 14A.

Schedule 13D filed January 20, 2010

3.   We note your response to prior comment 19 and the acknowledgement that the
        Schedule 13D "should have been filed earlier." As the filing persons are aware,
        Rule 13d-1(e) requires that persons reporting on Schedule 13G pursuant to Rule
        13d-1(c) file an amendment on Schedule 13D whenever such persons hold the
        securities with a disqualifying purpose or effect. Based on the timing of Mr.
        Campbell's solicitation in opposition to the merger transaction, the filing of the
        Schedule 13D amendment in January, 2010 was inconsistent with the filing
        requirements set forth in Rule 13d-1(e). While the staff of the Division of
        Corporation Finance will not undertake any further review of the Schedule 13D at
        this time, the staff comment remains outstanding.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757.   You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via facsimile):   Howard Berkower, Esq.
                        McCarter & English LLP